SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. . . .)

                         ALARMGUARD HOLDINGS, INC.
                             (Name of Issuer)

                      COMMON STOCK, $.0001 PAR VALUE
                      (Title of Class of Securities)


                                011649100
                              --------------
                              (CUSIP Number)

                              Thomas W. Janes
                  Triumph-Connecticut Limited Partnership
                              60 State Street
                       Boston, Massachusetts  02109
                              (617) 557-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              April 15, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [   ]

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 1 of 16 Pages

CUSIP No.     011649100                                    Page 2 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Triumph-Connecticut Limited Partnership

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*

           WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 3 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Triumph-Connecticut Capital Advisors, Limited Partnership

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 4 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Triumph Capital Group, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 5 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frederick W. McCarthy

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 6 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frederick S. Moseley IV

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 7 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E. Mark Neonan

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 8 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Thomas W. Janes

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 9 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John M. Chapman

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     011649100                                    Page 10 OF 16 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard J. Williams

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                              (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

           AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                7       SOLE VOTING POWER
NUMBER OF                 -0-
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                767,554
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                    -0-
WITH
               10       SHARED DISPOSITIVE POWER
                        767,554

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,554

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.3%

14     TYPE OF REPORTING PERSON*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 011649100              13D                      Page 11 of 16 Pages



ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this Schedule relates is the common stock, $.0001 par value (the "Common Stock") of Alarmguard Holdings, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 125 Frontage Road, Orange, Connecticut 06477.

ITEM 2.   IDENTITY AND BACKGROUND

          The following table provides certain information about each of the reporting persons.

                                 CITIZENSHIP
                                 OR STATE OF       PRINCIPAL
                                 INCORPORATION/    OCCUPATION OR
NAME AND ADDRESS                 ORGANIZATION      EMPLOYMENT

Triumph-Connecticut Limited           CT           Investment Partnership
   Partnership ("Holder")
CityPlace I, 35th Floor
Hartford, CT  06103-3499

Triumph-Connecticut Capital           DE           General Partner of Holder;
   Advisors, Limited Partnership                   Investment Management
   ("Triumph")
CityPlace I, 35th Floor
Hartford, CT  06103-3499

Triumph Capital Group, Inc.           DE           General Partner of Triumph;
   ("Capital")                                     Investments
60 State Street, 21st Floor
Boston, MA  02109

Frederick W. McCarthy                 U.S.A.       Managing General Partner of
c/o Triumph Capital Group, Inc.                    Triumph; Director and
60 State Street, 21st Floor                        President of Capital;
Boston, MA  02109                                  Investment Management/
                                                   Investment Banking

Frederick S. Moseley, IV              U.S.A.       General Partner of Triumph;
c/o Triumph Capital Group, Inc.                    Director of Capital;
60 State Street, 21st Floor                        Investment Management/
Boston, MA  02109                                  Investment Banking

CUSIP No. 011649100              13D                      Page 12 of 16 Pages



E. Mark Noonan                        U.S.A.       General Partner of Triumph;
c/o Triumph Capital Group, Inc.                    Director of Capital;
60 State Street, 21st Floor                        Investment Management/
Boston, MA  02109                                  Investment Banking

Thomas W. Janes                       U.S.A.       General Partner of Triumph;
c/o Triumph Capital Group, Inc.                    Director of Capital;
60 State Street, 21st Floor                        Investment Management/
Boston, MA  02109                                  Investment Banking

John M. Chapman                       U.S.A.       General Partner of Triumph;
c/o Triumph Capital Group, Inc.                    Director of Capital;
60 State Street, 21st Floor                        Investment Management/
Boston, MA  02109                                  Investment Banking

Richard J. Williams                   U.S.A.       General Partner of Triumph;
c/o Triumph Capital Group, Inc.                    Secretary and Director of
60 State Street, 21st Floor                        Capital; Investment
Boston, MA  02109                                  Management/Investment
                                                   Banking

          During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the reporting persons has been during the last five years a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Holder acquired securities of Security Systems Holdings, Inc., a Delaware corporation ("SSH"), with funds provided out of the Holder's working capital. On April 15, 1997, a wholly-owned subsidiary of Issuer was merged with and into SSH. The Holder received the 767,554 shares of Common Stock of Issuer pursuant to the terms of the merger agreement. All other parties filing pursuant hereto are deemed to be directly or indirectly in control of Holder.

ITEM 4.   PURPOSE OF TRANSACTION

          The Common Stock was acquired for investment purposes. The reporting persons intend to review on a continuing basis their investment in the Issuer and the Issuer's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including, without limitation, the market for and price of the Common

CUSIP No. 011649100              13D                      Page 13 of 16 Pages



Stock, offers for shares of the Common Stock, general economic conditions and other future developments), the reporting persons may decide to sell or seek the sale of all or part of the Common Stock or increase their holdings of the Common Stock.

          Pursuant to a Registration Rights Agreement among Holder, Issuer and certain other parties, the Issuer granted Holder registration rights which require the Issuer to cause Common Stock of the Issuer held by the Holder to be registered under the Securities Act of 1933, as amended (the "Securities Act"), so as to permit the sale or other disposition by such Holder of said Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

        (a) - (b)

                             NUMBER
                            OF SHARES     SHARED       SHARED      SOLE      SOLE
                          BENEFICIALLY    VOTING    DISPOSITION   VOTING  DISPOSITION
NAME                         OWNED        POWER       POWER       POWER      POWER       PERCENT

Holder                       767,554      767,554    767,554       0          0            15.3%
Triumph                      767,554      767,554    767,554       0          0            15.3%
Capital                      767,554      767,554    767,554       0          0            15.3%
Frederick W. McCarthy        767,554      767,554    767,554       0          0            15.3%
Frederick S. Moseley, IV     767,554      767,554    767,554       0          0            15.3%
E. Mark Noonan               767,554      767,554    767,554       0          0            15.3%
Thomas W. Janes              767,554      767,554    767,554       0          0            15.3%
John M. Chapman              767,554      767,554    767,554       0          0            15.3%
Richard J. Williams          767,554      767,554    767,554       0          0            15.3%

          (c) Other than the transactions described herein, no transactions by any of the reporting persons required to be reported by this Item have taken place in the last 60 days.

          (d) The Treasurer of the State of Connecticut, as trustee of the State of Connecticut Retirement Plans and Trust Funds, as limited partner of Holder, has the right to receive dividends from or proceeds from the sale of all or some of the Common Stock of the Issuer. See Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Registration Rights Agreement is described in Item 4, which description is incorporated by reference herein.

          Triumph is a General Partner of Holder, which owns the Common Stock of Issuer, and holds a 3.0% interest in Holder.

CUSIP No. 011649100              13D                      Page 14 of 16 Pages



          The Treasurer of the State of Connecticut, as trustee of the State of Connecticut Retirement Plans and Trust Funds, is the limited partner of Holder, and holds a 97.0% interest in Holder.

          Capital is a general partner of Triumph.

          Frederick W. McCarthy is the Managing General Partner of Triumph and the Chairman of the Board of Directors and President of Capital. Mr. McCarthy is a person controlling Capital.

          Frederick S. Moseley, IV is a General Partner of Triumph and a Director of Capital.

          E. Mark Noonan is a General Partner of Triumph and a Director of Capital.

          Thomas W. Janes is a General Partner of Triumph and a Director of Capital.

          John M. Chapman is a General Partner of Triumph and a Director of Capital.

          Richard J. Williams is a General Partner of Triumph and the Secretary and a Director of Capital.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT
         NUMBER          DESCRIPTION

           1 Agreement, dated as of April 23, 1997 between Reporting Persons relating to filing of joint acquisition statements.

CUSIP No. 011649100              13D                      Page 15 of 16 Pages




                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  April 23, 1997           TRIUMPH-CONNECTICUT LIMITED
                                PARTNERSHIP
                                By Triumph-Connecticut Capital Advisers, L.P.
                                Its General Partner


                                   /s/ Frederick W. McCarthy
                                By:------------------------------------------
                                   Frederick W. McCarthy
                                   Its General Partner


                                TRIUMPH-CONNECTICUT CAPITAL ADVISORS, L.P.
                                By Triumph Capital Group, Inc.
                                Its General Partner


                                   /s/ Frederick W. McCarthy
                                By:------------------------------------------
                                   Frederick W. McCarthy
                                   Its President


                                TRIUMPH CAPITAL GROUP, INC.


                                   /s/ Frederick W. McCarthy
                                By:------------------------------------------
                                   Frederick W. McCarthy
                                   Its President


                                /s/ Frederick W. McCarthy
                                ---------------------------------------------
                                Frederick W. McCarthy

CUSIP No. 011649100              13D                      Page 16 of 16 Pages


                                /s/ Frederick S. Moseley, IV
                                ---------------------------------------------
                                Frederick S. Moseley, IV


                                /s/ E. Mark Noonan
                                ---------------------------------------------
                                E. Mark Noonan


                                /s/ Thomas W. Janes
                                ---------------------------------------------
                                Thomas W. Janes


                                /s/ John M. Chapman
                                ---------------------------------------------
                                John M. Chapman


                                /s/ Richard J. Williams
                                ---------------------------------------------
                                Richard J. Williams

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                 DESCRIPTION

  1 Agreement, dated as of April 23, 1997 between Reporting Persons relating to filing of joint acquisition statements.